Filed pursuant to Rule 433

Registration No. 333-233090

Issuer Free Writing Prospectus dated August 19, 2019

Relating to Preliminary Prospectus Supplement dated August 19, 2019

Pricing Term Sheet for 3.750% Senior Notes due 2029

Issuer:	Juniper Networks, Inc.

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

Principal Amount:	$500,000,000

Maturity Date:	August 15, 2029

Coupon:	3.750%

Public Offering Price:	99.951%

Net Proceeds (after underwriting discount but before expenses):	$496,505,000

Yield to Maturity:	3.756%

Spread to Benchmark Treasury:	+215 basis points

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price and Yield:	100-05+ / 1.606%

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2020

Make-Whole Call:	At any time prior to May 15, 2029, at a discount rate of Treasury plus 35 basis points

Par Call:	On or after May 15, 2029

Distribution Method:	SEC Registered

Trade Date:	August 19, 2019

Settlement Date**:	T+5, August 26, 2019

Denominations:	$2,000 and integral multiples of $1,000 above that amount

Day Count:	30/360

CUSIP/ISIN:	48203RAM6/US48203RAM60

Joint Book-Running Managers:

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Wells Fargo Securities, LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed an automatic registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by (i) Barclays Capital Inc. at (888) 603-5847 (toll-free), (ii) BofA Securities, Inc. at (800) 294-1322 (toll-free) or (iii) Citigroup Global Markets Inc. at (800) 831-9146 (toll-free).

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.